

September 29, 2016

<u>VIA E-MAIL</u>

Kathleen M. Macpeak
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Nuveen California Municipal Value Fund, Inc.
          <u>File Nos: 333-213468 and 811-05235</u>

Dear Ms. Macpeak:

        On September 2, 2016, you filed an initial registration statement on Form N-2 on behalf of the Nuveen California Municipal Value Fund, Inc. (the "Fund"). The filing was made for the purpose of registering additional Common Shares for the Fund. Based on our review of the registration statement, we have the following comments. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

General

1.   We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

PROSPECTUS

Cover Page

3.   Please revise, in accordance with plain English principles, the following statement: "[t]he degree of economic leverage associated with the Fund's investment in [securities that have

the economic effect of financial leverage] is generally greater than the percentage of the Fund's net assets invested in those securities."

4.   Please provide the information required by Item 1.1.g of Form N-2.

Prospectus Summary – Investment Objectives and Policies, pages 1-2

5.   Please include a summary of the Fund's policy of investing up to 10% of net assets in other open- or closed-end investment companies that invest primarily in municipal bonds of the types in which the Fund may invest directly, as discussed on page 24 of the prospectus.

6.   Please update the February 29, 2016 information regarding the Fund's investment in derivatives based on the Fund's most recent Form N-Q filing.

Prospectus Summary – Use of Leverage, page 3

7.   Please disclose that, because the investment advisory fees are based on a percentage of net assets, which includes assets attributable to the Fund's use of leverage, Nuveen Fund Advisors, LLC and Nuveen Asset Management may have a conflict of interest in determining whether to use or increase the Fund's use of leverage. If true, please also disclose that the advisers will: (a) base their decision regarding whether and how much leverage to use for the Fund based on their assessment of whether such use of leverage is in the best interests of the Fund; and (b) seek to manage that potential conflict by recommending to the Fund's Board of Directors to leverage the Fund (or increase such leverage) only when it determines that such action would be in the best interests of the Fund, and by periodically reviewing the Fund's performance and use of leverage with the Board.

Prospectus Summary – Special Risk Considerations – Leverage Risk, pages 11-12

8.   The prospectus states that if short- or intermediate-term rates rise, the Fund's cost of leverage could exceed the fixed rate of return on longer-term bonds held by the Fund that were acquired during periods of lower interest rates, reducing returns to Common Stockholders. Please also state that a rise in such rates could reduce income to Common Stockholders. Further, please revise the disclosure to state that the "Fund's cost of leverage *includes* the expenses relating to the issuance and ongoing maintenance of any borrowings…." (suggested addition in italics).

Prospectus Summary – Distributions, pages 15-16

9.   The last paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time. Please identify the circumstances under which the Fund would change this policy.

The Fund's Investments - Investment Policies, pages 23-25

10. Please update the February 29, 2016 information regarding the Fund's total investment exposure in investment grade municipal securities based on the Fund's most recent Form N-Q filing.

11. The prospectus discloses that the Fund will invest at least 80% of its net assets in investment grade securities, and may invest up to 20% of its net assets in below investment grade municipal securities. When describing this investment strategy, please disclose the lowest rating of any instrument in which the Fund may invest, and whether the Fund may invest in securities that are in default. Further, please disclose that the Fund may invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (*i.e.*, distressed securities), as noted in the risk discussion on pages 37 and 39 of the prospectus.

12. As stated on page 24 of the prospectus, the Fund may invest up to 10% of its net assets in securities of other open- or closed-end investment companies that invest primarily in municipal bonds of the types in which the Fund may invest directly. Please reconcile this statement with the disclosure on page 6 of the SAI, which states that during temporary defensive periods the Fund may *deviate* from its investment policies and invest up to 10% of its net assets in such securities. Please also reconcile this SAI disclosure with the Fund's temporary defensive investing policy set forth in the prospectus, which does not discuss investing in other investment companies.

13. Page two of the prospectus summary states that the Fund may invest in derivative instruments, including financial futures contracts, interest rate and credit default swaps, options on financial futures, and options on swap contracts. Please include a discussion of the Fund's investment strategies involving derivatives when describing the Fund's investment policies on pages 23-25 of the prospectus.

   Further, please disclose that all derivative instruments included within the Fund's 80% investment policy will be valued on a mark-to-market basis for purposes of calculating compliance with the policy.

The Fund's Investments – Municipal Securities, pages 25-31

14. The Fund may purchase municipal securities through investments in pooled vehicles and partnerships. Please explain supplementally how much the Fund may invest in: (a) issuers that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act; and/or (b) other investment pools that are excluded from the definition of investment company and are privately offered (*e.g.*, private oil and gas funds). We may have additional comments after reviewing your response.

15. The prospectus discloses in several places that the Fund may invest up to 15% of its net assets in inverse floating rate securities. Please reconcile this with the statement on page 29

of the prospectus that the Fund expects to make limited investments in inverse floaters. (Please also note that this sentence is inadvertently repeated on page 29).

16. In the second paragraph discussing inverse floating rate securities, the phrase "and because fluctuations in the value of the municipal bond deposited in the special purpose trust affect the value of the inverse floater only, and not the value of the short-term floater issued by the trust" appears twice. Please revise.

The Fund's Investments – Special Considerations Relating to California Municipal Securities, page 32

17. Please briefly summarize the special considerations relating to California municipal securities; the current disclosure merely cross-references third-party documents for more information. Please also revise the first sentence to clarify that the Fund will invest at least 80% of its net assets in municipal securities, as opposed to *California* municipal securities, consistent with the description elsewhere in the filing of the Fund's 80% policy.

Risk Factors, pages 34-49

18. Please revise the discussions on Credit Risk and Below Investment Grade Risk to correspond to the prospectus summary, *i.e.*, move the discussion on below investment grade quality securities from the Credit Risk section to the Below Investment Grade Risk section.

19. Please describe the risks associated with the Fund entering into financial futures and options transactions.

Repurchase of Fund Shares; Conversion to Open-End Fund, page 57

20. The prospectus states that the Fund's Board of Directors will consider, on an annual basis, action that may be taken to reduce or eliminate any material discount from net asset value, including the conversion of the Fund to an open-end investment company. Accordingly, please disclose in the prospectus: (a) the risks relating to conversion to an open-end fund, such as changes in the Fund's portfolio management and the ability of the Fund to meet its investment objective or use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash; (b) whether the Fund may charge sales or redemption fees upon conversion; (c) whether redemptions would be made in cash or with portfolio securities; and (d) if the Fund, after conversion, were to retain the ability to make in-kind redemptions, the costs and risks to shareholders relating to such redemptions. *See* Guidelines to Form N-2, Guide 4.

Tax Matters, pages 57-60

21. The prospectus states on pages 57-58 that the municipal securities in which the Fund invests may be issued by United States territories such as Puerto Rico. If the Fund has significant exposure to Puerto Rico debt, then please disclose the principal risks associated

with such investments. *See* IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, pages 1-3

22.   When describing the Fund's concentration policy, please clarify what is meant by "municipal securities other than those municipal securities backed only by the assets and revenues of non-governmental users." If true, please revise to state that the Fund's 25% limit on investing in any one industry does not apply to investments in tax-exempt securities issued by governments or political subdivisions of governments. *See* Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, 1940 Act Rel. No. 9785 (May 31, 1977).

23.   A fund (and its adviser) may not ignore the concentration of open-end and closed-end investment companies (including ETFs) in which it invests when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.

Portfolio Composition – Municipal Securities, pages 7-10

24.   Please reconcile the disclosure on page 8 of the SAI, which states that the Fund may invest *not more than 10%* of its net assets in municipal securities issued by United States possessions or territories, with the disclosure on page 26 of the prospectus, which does not state any maximum amount that may be invested in municipal securities issued by United States possessions or territories.

Portfolio Composition - Hedging Strategies and Other Uses of Derivatives, pages 10-14

25.   With respect to your statement on page 11 that "[t]he Fund intends to maintain in a segregated account with its custodian cash or liquid securities having a value at least equal to the Fund's net payment obligations under any swap transaction, marked-to-market daily," please confirm that when the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

Share Ownership, page 43

26.   Please furnish the information required by Item 19.3 of Form N-2 as of a date within 30 days of the filing of an amendment to the registration statement.

Investment Adviser, Sub-Adviser and Portfolio Manager, pages 45-49

27. Please provide the information regarding the number of other accounts managed by the portfolio manager as of the most recent practicable date. *See* Instruction 1 to Item 21.1 of Form N-2.

Plan of Distribution – Distribution Through At-The-Market Transactions, pages 54-55

28. Please clarify whether the offering of Common Stock will terminate upon termination of the Distribution Agreement between the Fund and Nuveen Securities, as stated on pages 4 and 54 of the prospectus, or upon termination of the Selected Dealer Agreement between Nuveen Securities and selected broker-dealers, as stated on page 55 of the SAI.

PART C

29. The consent for KPMG LLP is dated September 1, 2016. Please file a new auditor's consent that is dated less than thirty days prior to the registration statement's date of effectiveness. *See* Section 4810.3 of the Division of Corporation Finance's Financial Reporting Manual.

30. Please include the full undertaking required by Item 34.4.d of Form N-2.

ANNUAL REPORT

31. Disclosure related to offering costs found on page 98 of the Fund's Annual Report dated February 29, 2016 states the following:

> Costs incurred by the Fund in connection with its Shelf Offering was recorded as a deferred charge and recognized as a component of "Deferred offering costs" on the Statement of Assets and Liabilities. The deferred asset is reduced during the one-year period that additional shares are sold by reducing the proceeds from such sales and recognized as a component of "Proceeds from shelf offering, net of offering costs" on the Statement of Changes in Net Assets. Any remaining deferred charges at the end of the one-year life of the Shelf Offering period will be expensed accordingly, as well as any additional Shelf Offering costs the Fund may incur. As Shelf Offering costs are expensed they are recognized as component of "Other expenses" on the Statement of Operations.

Please explain how this accounting treatment of offering costs is in line with ASC 946-20-35-5, which requires that offering costs of a continuously offered closed-end fund be amortized over a 12-month period on a straight-line basis.

* * *

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, both the Fund and its underwriter must request acceleration of the effective date of the registration statement. We will consider a written request for acceleration as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

                                      Sincerely,

                                      /s/ Elisabeth Bentzinger

                                      Elisabeth Bentzinger
                                      Senior Counsel